Exhibit 99.1

Mindray Announces Receipt of Revised Non-binding Proposal to Acquire the Company at US$27 per

ADS or US$27 per Ordinary Share

Shenzhen, China, September 10, 2015 - Mindray Medical International Limited (“Mindray,” NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced that the board of directors of the Company (the “Board”) has received a revised non-binding proposal, dated September 10, 2015, from Mr. Li Xiting, its Executive Chairman of the Board, President and Co-CEO, Mr. Xu Hang, its Chairman of the Board, and Mr. Cheng Minghe, its Co-CEO and Chief Strategic Officer (collectively, the “Buyer Group”), to acquire all of the outstanding shares of the Company not already owned by the Buyer Group for US$27 per American Depositary Share (“ADS”, each ADS representing one ordinary share) or US$27 per ordinary share in cash, subject to certain conditions. A copy of the proposal letter is attached hereto as Exhibit A.

The special committee of the Board (the “Special Committee”), formed to consider the original proposal by the Buyer Group, is evaluating this revised proposal with the assistance of its financial and legal advisors. The Special Committee cautions the Company’s shareholders and others considering trading in the Company’s securities that no decision has been made by the Special Committee or the Board with respect to the revised proposal. There can be no assurance that any definitive offer will be made, any agreement will be executed or that this or any other transaction will be approved or consummated.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S.:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

Exhibit A

September 10, 2015

The Board of Directors
Mindray Medical International Limited
Mindray Building, Keji 12th Road South
Hi-tech Industrial Park, Nanshan, Shenzhen 518057
The People’s Republic of China

Dear Sirs:

Reference is made to the non-binding preliminary proposal made by Mr. Li Xiting, Executive Chairman, President and Co-Chief Executive Officer of the Company (“Mr. Li”), Mr. Xu Hang, Chairman of the Company (“Mr. Xu”), and Mr. Cheng Minghe, Co-Chief Executive Officer and Chief Strategic Officer of the Company (“Mr. Cheng“, together with Mr. Li and Mr. Xu, the “Buyer Group”), on June 4, 2015 (the “Original Proposal”), pursuant to which the Buyer Group proposed to acquire all outstanding shares (the “Shares”) of Mindray Medical International Limited (the “Company”) not owned by the Buyer Group and their respective affiliates in a going-private transaction (the “Acquisition”).

We very much appreciate the time spent and efforts made by the special committee (the “Special Committee”) of the Company’s board of directors and its advisors so far to facilitate our due diligence and respond to our information requests. We are submitting this revised non-binding proposal to reaffirm our interests in the Acquisition that we are interested only in acquiring the outstanding shares of the Company that we do not beneficially own, and we would not consider to sell our shares of the Company to any third party regardless of the offer price, and to revise our offer price (the “Offer Price”) to US$27.0 in cash per American Depositary share of the Company (“ADS”, each representing one Share).

Our decision to revise the Offer Price has been a difficult one to make but is necessitated by the tougher than expected market conditions facing the Company and the Chinese economy. In particular,

•	Since the Original Proposal, the Company has experienced weaker than expected financial performance. According to the Company’s earnings release for the second quarter of 2015, the Company’s EBITDA declined by 15.8% and GAAP net income declined by 31.0%, respectively, year-on-year during the second quarter of 2015. Furthermore, the Company has recently revised down its full year 2015 net revenues and non-GAAP net income guidance. The Company now anticipates its net revenues to grow by a low-single-digit percentage over 2014 and non-GAAP net income to decrease by approximately 30% from 2014.We believe that such deterioration in the Company’s business has had a significantly negative impact on the value of the Company.

•	The global financial markets have experienced significant volatility recently, including substantial volatility in equity securities markets, and volatility and tightening of liquidity in credit markets. These developments have negatively affected our ability to raise the necessary debt anticipated by our Original Proposal.

•	The People’s Bank of China recently announced a total of more than 4% devaluation of Renminbi reference rate, which is expected to further depreciate against the US dollars. Following that, emerging market currencies started to accelerate in depreciation against the US dollars. We face great exposure to adverse movements in most emerging market currencies as these affect the purchasing power of our international customers. This, in turn, has a significant negative effect on the valuation of the Company. Furthermore, our cost of funding associated with the financing for the Acquisition rises with a stronger US dollar.

In closing, we continue to be fully committed to close the Acquisition and believe that the Acquisition provides full value to the Company’s shareholders. We hope that the Special Committee will give prompt consideration to our offer and we are prepared to execute definitive agreements on an expedited basis. Should you have any questions regarding this proposal, please do not hesitate to contact the undersigned. We look forward to speaking with you.

Mindray Medical International Limited

By:/s/ Li Xiting

Name: Li Xiting

Title: Executive Chairman of the Board, President and Co-CEO

By:/s/ Xu Hang

Name: Xu Hang

Title: Chairman of the Board

By:/s/ Cheng Minghe

Name: Cheng Minghe

Title: Co-Chief Executive Officer and Chief Strategic Officer

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